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                                                                    EXHIBIT (A)2

                [AMERICAN REAL ESTATE PARTNERS, L.P. LETTERHEAD]

Contact: John P. Saldarelli
        Secretary and Treasurer
        914-242-7700

                             FOR IMMEDIATE RELEASE

                      AMERICAN REAL ESTATE PARTNERS, L.P.
                    ANNOUNCES FILING OF AMENDED TENDER OFFER
                              DISCLOSURE DOCUMENT

     MT. KISCO, NEW YORK -- December 11, 1998 -- American Real Estate Partners, L.P. (the "Partnership") (NYSE: ACP) announced today that it filed with the Securities and Exchange Commission an amended and restated Schedule 14D-9 ("Amendment No. 1") to report that the Partnership expresses no opinion and is remaining neutral toward the tender offer by Leyton LLC (the "Purchaser"), a Delaware limited liability company and an affiliate of Carl C. Icahn ("Icahn"), to purchase up to 10,000,000 of the outstanding Depositary Units representing limited partner interests in the Partnership at a price of $10.50 per Depositary Unit (the "Offer"). Unitholders and other interested parties may obtain a copy of Amendment No. 1 directly from the Partnership or from the web site of the Securities and Exchange Commission at http://www.sec.gov.

     The Audit Committee of the Board of Directors of American Property Investors, Inc., the General Partner of the Partnership, has been appointed by the Board of Directors of the General Partner to consider the Offer on behalf of the Partnership. The Audit Committee's recommendation to express no opinion and remain neutral toward the Offer is based on the reasons stated below.

     (1) Houlihan Lokey Results. The Audit Committee retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") to act as its financial advisor for limited purposes in connection with the Offer. Houlihan Lokey analyzed, among other things: (i) the current trading of the Depositary Units; (ii) trading patterns and market coverage of securities of public companies with less than 10% of their outstanding securities publicly held by non-insiders ("Low-Float Stocks"); (iii) trading patterns and market coverage of the securities of public companies that are almost completely private (i.e., 25% or less of their total outstanding shares are publicly traded) where the majority is controlled by a private equity fund or investor ("Stub Stocks"); and
(iv) the methodologies and assumptions underlying the liquidation analysis described in the Purchaser's Offer to Purchase.

     Houlihan Lokey concluded that the effect a fully subscribed Offer would have on the trading liquidity and volume of the remaining publicly held Depositary Units was uncertain. Houlihan Lokey stated that its analysis of the Low Float Stocks suggested that a fully subscribed Offer would likely have an adverse impact on trading liquidity. It is possible, however, that the Depositary Units could continue to trade "actively" (i.e., more than 20,000 shares per day). Houlihan Lokey's sample of Stub Stocks suggests that, while not always the case, in many cases both individual and institutional investors remain interested in these companies due to the strong sponsor groups that hold majority control. Houlihan Lokey also pointed out, however, that, unlike the Partnership, the issuers of the Stub Stocks Houlihan Lokey reviewed were all covered by securities analysts. Although the Depositary Units have traded actively in the absence of securities analyst coverage, there can be no assurance that they will continue to trade actively.

     Houlihan Lokey also concluded that the methodology described in the Offer to Purchase to arrive at an estimated net liquidation value per Depositary Unit and an estimated net liquidation value per Depositary Unit on a fully-diluted basis appears reasonable. According to Houlihan Lokey, the Bidders used generally accepted valuation approaches and reasonable market data when compared to widely available pricing information.
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     (2) Opportunistic Nature of Operations.  The Audit Committee believes that the intended continuation of the Partnership's opportunistic investment strategy makes the future market value of the Depositary Units difficult to predict. Accordingly, the Audit Committee believes that the choice whether to remain a Unitholder should be made by each Unitholder depending on its own circumstances and expectations and whether such Unitholder intends to maintain its investment for the long-term or is looking for a shorter term return.

     (3) Premium Over Market Price. The Offer is an all-cash offer that represents a premium of approximately 44.8% to the last reported sales price of the Depositary Units on the NYSE on November 13, 1998 (the last full trading day preceding the first public announcement of the Offer). Although the liquidation value of a Depositary Unit may be greater, there are no present plans to liquidate the Partnership and there can be no assurance that the present liquidation value will be realized in the reasonably near future, if ever.

     (4) Continued NYSE Listing. The Audit Committee also considered the Purchaser's statements in the Offer to Purchase to the effect that it is a condition to the completion of the Offer that the purchase of the Depositary Units pursuant to the Offer would not be reasonably likely to result in the Depositary Units being held of record by less than 300 persons or in delisting from the NYSE.

     (5) Unitholders' Free Choice. The Unitholders have a free choice to tender their Depositary Units or not. Moreover, the Audit Committee is advised by the Partnership's management that all material public information regarding the Partnership has been disclosed in the Partnership's filings with the Securities and Exchange Commission. Therefore, the Audit Committee believes that each Unitholder has access to all material information regarding the Partnership.

     (6) Individual Circumstances. The Audit Committee believes that the Unitholder's decision whether to tender their Depositary Units may depend on their individual circumstances which may differ materially. In this regard, the Audit Committee noted that no change in the Partnership's distribution policy was contemplated, so that Unitholders (other than tax-exempt persons) would continue to be subject to taxation on the income, if any, of the Partnership, even though they would not be receiving any distributions.

     (7) No Material Changes Proposed. Except to the extent disclosed in the Offer to Purchase, the Purchaser has stated that it does not have any plans or proposals which relate to or would result in (but the Purchaser reserves the right to engage in transactions that may relate to or result in) an extraordinary transaction, such as a merger, any changes in the composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization or distribution policy; or any other material changes in the Partnership's corporate structure or business.

     (8) No Change in Control. The Offer will not result in a change in control of the Partnership or change in compensation payable to the General Partner or its affiliates.

     (9) No Approval Required. The Offer requires no approval of the Board of Directors of the General Partner under the Partnership Agreement or otherwise.

                       NO SOLICITATION OR RECOMMENDATION
                RESPECTING THE OFFER IS INTENDED OR MADE HEREBY.

     American Real Estate Partners, L.P. is a master limited partnership primarily engaged in acquiring and managing real estate investments with a primary focus on office, retail, industrial, hotel and residential properties.